Troutman Pepper Locke LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103
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John M. Ford

D 215.981.4009

john.ford@troutman.com

January 30, 2025

Via E-mail

U.S. Securities and Exchange Commission

Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, NE
Washington, D.C. 20549
Attention: Megan Miller

Re:	Oak Associates Funds 1940 Act File No. 811-08549

Dear Ms. Miller:

On behalf of Oak Associates Funds (the “Trust”), set forth below are the Trust’s responses to the verbal comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on December 18, 2024, in connection with the SEC’s review of the Trust’s Form N-CSR filed on January 2, 2024 via EDGAR, as required by Section 408 of the Sarbanes-Oxley Act of 2002, as amended, and the Trust’s Form NPORT-P filed on September 30, 2024 via EDGAR, as required by Rule 30b1-9 under the Investment Company Act of 1940, as amended. The Staff’s comments are set forth below in bold italics and are followed by the Trust’s responses thereto.

* * *

N-CSR Comments

1.	Please add the following language to the line item Securities Lending Income in the Statements of Operation, on page 51: “net of fees and rebates".

Response: The Trust will add this information with its next report.

2.	Please add a discussion in the Notes to the Financial Statements, page 63, regarding the Adviser's ability to recoup certain previously waived expenses, that is consistent with the Adviser’s response regarding the existence of waivers during the period as disclosed in its response to N-CEN Item C.8. The information provided

U.S. Securities and Exchange Commission January 30, 2025 Page 2

in the Notes to the Financial Statements should include the amounts eligible for recoupment by year. Such disclosure should be consistent with the applicable Fund prospectus regarding recoupment arrangements. As a point of reference, the staff reviewer noted the AICPA Investment Company Expert Panel Staff Update from March 1, 2012 in which "[t]he SEC staff provided a reminder of the guidance in ASC 946-20-05-8 and that it is the staff’s position that the recapture plan should have a defined period of 3 years or less." In addition, please include a line item on the applicable Fund's balance sheet indicating that the Fund has commitments and contingencies with respect to recoupments, with a cross-reference to the Notes to the Financial Statements as required by Reg S-X 6-04.15.

Response: The Trust has not entered into recoupment arrangements with the Adviser and the Adviser has not recouped previously waived expenses. The Trust will correct its response to N-CEN Item C.8 with its next report.

NPORT-P Comments

3.	Based on the Trust’s response to Item B.4.b in the N-PORT-P and the Notes to the Financial Statements indicating that collateral received in connection with securities lending was exclusively cash during the period, please provide an appropriate correction to Item C.12. If exclusively cash collateral was received and subsequently invested in the Mount Vernon Liquid Assets Portfolio LLC, the response to C.12.a. should be "yes", C.12.b should be "no" and the value should be blank.

Response: The Trust will respond in this manner on its next report.

We trust that these responses cover the Staff’s comments. If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (215) 981-4009.

Best regards,

John M. Ford

cc:     Chuck Kiraly, President, Oak Associates Funds
          Margaret Ballinger, Chief Compliance Officer, Oak Associates Funds